FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on October 17, 2012

Tel Aviv, October 17, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") hereby announces that Given Imaging Ltd. ("Given"), a company held by Elron,  yesterday published an announcement which included , inter alia, the following matters:

In order to maximize growth and enhance value of its shareholders, Given is currently evaluating a range of strategic options, including preliminary non-binding indications of interest received from a number of parties relating to a possible merger or sale of Given. Given intends to continue to actively explore these and other alternatives, including a strategic alliance or additional acquisitions such as the recently announced acquisition of the assets of The Smart Pill Corporation

The Board of Directors of Given has appointed an executive committee of the Board of Directors to oversee the process. The investment banking firm, Barclays is assisting Given in this process

There can be no assurance that the process will result in any specific action or transaction.

 Given is approximately 31% held by Elron, including an approximately 9% holding of RDC Rafael Development Corporation Ltd, 50.1% held by Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  October 18, 2012